UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Annual General Meeting of Shareholders and Proxy Statement, dated December 6, 2017

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on January 10, 2018, at 10:00 AM (Israel time), at the offices of the Company, Millennium Tower, 23rd Floor, 23 Aranha Street, Tel Aviv, Israel, for the following purposes:

(1)	Election of Ms. Ruth Ralbag as external director;

(2)	Re-election of Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli and Geoffrey Merszei as directors, effective as of the date of this meeting;

(3)	Election of Messrs. Reem Aminoach and Lior Reitblatt as directors, effective as of the date of this meeting;

(4)	Subject to their election or re-election as set forth in items 1 to 3 above, approval of equity compensation for 2018 for certain directors and the assignment of the equity compensation of certain directors (or of the economic benefit thereof) to Israel Corporation Ltd.;

(5)	Approval of the renewal of the Management Services Agreement with Israel Corporation Ltd.;

(6)	Approval of the Agreement with Energean Israel Limited for the purchase of natural gas by the Company;

(7)	Reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(8)	Review of our audited financial statements for the year ended December 31, 2016.

Shareholders of record at the close of business on December 11, 2017 (the “Record Date”) are entitled to participate, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company at the address set forth above, Attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors,

Lisa Haimovitz
Vice President, General Counsel and Corporate Secretary

Dated: December 6, 2017

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or "Board"), of proxies for use at an Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of an Annual General Meeting of Shareholders. The Meeting will be held on January 10, 2018, at 10:00 AM (Israel time), at the offices of the Company, Millennium Tower, 23rd Floor, 23 Aranha Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	Election of Ms. Ruth Ralbag as external director;

(2)	Re-election of Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli and Geoffrey Merszei as directors, effective as of the date of this meeting;

(3)	Election of Messrs. Reem Aminoach and Lior Reitblatt as directors, effective as of the date of this meeting;

(4)	Subject to their election or re-election as set forth in items 1 to 3 above, approval of equity compensation for 2018 for certain directors and the assignment of the equity compensation of certain directors (or of the economic benefit thereof) to Israel Corporation Ltd.;

(5)	Approval of the renewal of the Management Services Agreement with Israel Corporation Ltd. ("Israel Corp.");

(6)	Approval of the Agreement with Energean Israel Limited for the purchase of natural gas by the Company;

(7)	Reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(8)	Review of our audited financial statements for the year ended December 31, 2016.

The Company is not currently aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 14, 2017.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company no less than 4 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company no less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on December 11, 2017 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about December 18, 2017 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On December 6, 2017, 1,278,380,008 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of shares should take note that, pursuant to Article 75 of the Articles of Association of the Company (the "Articles"), the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

The following table presents, as of December 6, 2017 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage

Israel Corporation Ltd.(2)	587,178,761	45.93%
Potash Corporation of Saskatchewan Inc.(3)	176,088,630	13.77%

(1)	The percentages shown are based on 1,278,380,008 Ordinary Shares issued and outstanding as of December 6, 2017 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.“), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of a foreign discretionary trust that has indirect control of Millennium as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.9% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is a prime beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd. (“XT Holdings”), which indirectly holds (i) 20% of the economic interest in Millennium, and (ii) approx. 2.25% of the issued and outstanding shares of Israel Corp. Mr. Ofer also owns directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Furthermore, XT Holdings indirectly holds approx. 0.03% of our share capital (namely, 377,662 Ordinary Shares). Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any, excludes 22,486,808 Ordinary Shares currently subject to certain forward sales agreements. Israel Corp. does not currently have voting rights or dispositive power with respect to the Ordinary Shares subject to the forward sales agreements, which shares have been made available for the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such Ordinary Shares ("physical settlement") unless it informs the forward counter parties otherwise at the relevant settlement dates specified in such agreements. As of the date hereof, settlement under such forward sales agreements has begun and is expected to continue to be executed in components, on a number of settlement dates over a period of approx. 1.82 years. Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

(3)	Potash Corporation of Saskatchewan Inc. is a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five highest compensated officers in 2016, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2016 Annual Report on Form 20-F (the “2016 20-F”) and filed with the U.S. Securities and Exchange Commission (“SEC”) on March 16, 2017.

PROPOSALS

Item 1 – Election of Ms. Ruth Ralbag as External Director

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as us, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”), to have at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates,” as such terms are defined in the Israeli Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interests with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation. All of the external directors of a company must be members of its audit committee and compensation committee, and every other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director. External directors serve for up to three terms of three years each, and the board of directors may nominate them for additional terms under certain circumstances.

On February 26, 2018, Mr. Dior will complete two terms of three years each as external director (2011-2018), which were preceded by three terms as external director between the years 2003-2009. Mr. Dior served as external director in the Company for a total of twelve years. Dr. Haran's third term of three years (2009-2018) as external director will end on August 29, 2018.

At the Meeting, you will be asked to elect Ms. Ralbag as external director for a three-year term, commencing on the date of this meeting.

A brief biography of Ms. Ralbag is set forth below:

Ms. Ruth Ralbag serves as the CFO of the Shaare Zedek Medical Center in Jerusalem since 2011, and has previously served as Deputy Director of Medical Finance at the Tel Aviv Sourasky (Ichilov) Medical Center (2009-2011), as Head of the Hospital Administration and Deputy Director General of Planning, Budget and Pricing at the Ministry of Health (2004-2009), and as Head of the Commercial and Retail Banking Division at FIBI (2001-2003). Ms. Ralbag has also served, among others, as Acting Chairperson of the Board of FIBI Mortgages Ltd. for a period of four years, as Acting Chairperson of the Board of Atzmaut Mortgages Bank Ltd. for a period of four years, as member of the board of Sarel, as member of the board of ARAM Provident Fund, and serves, among others, She also serves as external director as Hachsharat HaYisuv Insurance Ltd., SoHo Realty Ltd. and Golf &Co. Group Ltd. Ms. Ralbag holds a BA in Economics and business administration and an MBA in public policy, both from the Hebrew University in Jerusalem.

The Board of Directors has determined that Ms. Ralbag complies with all the qualifications of an external director under the Israeli Companies Law, and that she complies with all the qualifications of an independent director under the NYSE rules. In addition, the Board of Directors has determined that Ms. Ralbag qualifies to serve as an “audit committee financial expert”, as defined under the SEC rules, and has "financial and accounting expertise", as defined in regulations promulgated under the Israeli Companies Law Ms. Ralbag has confirmed that she complies with all qualifications of an external director under the Israeli Companies Law and has "financial and accounting expertise", as defined in regulations promulgated under the Israeli Companies Law.

If elected, Ms. Ralbag will be entitled to receive the compensation set forth in Item 4 below, subject to shareholder approval. In the event the required shareholder approval is not received for Item 4, then, if elected, Ms. Ralbag will be entitled to receive the same amount of cash compensation that is currently paid to our directors. In addition, if elected, Ms. Ralbag will be entitled to the same insurance, indemnification and exculpation arrangements as currently in effect for the Company’s directors.

Required Approval

Pursuant to the Israeli Companies Law, the approval of these resolutions require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) voted at the meeting vote in favor of the election of the external director. abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total number of shares among the shareholders described in clause (i) above voted against the election of the external director does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has a "personal interest". Otherwise, the shareholder is not eligible to vote on this proposal. According to the Companies Law, a “personal interest” of a shareholder (i) includes the personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A Shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED to elect Ms. Ruth Ralbag to the Board of Directors for a three-year term as an external director, effective as of the date of this Meeting.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 2 – Re-election of Directors & Item 3 – Election of Directors

In recent years, we strengthened our Board of Directors with the addition of new highly qualified and talented directors, including directors with experience in global chemical companies and other qualifications, adding expertise as well as diversity to our Board of Directors. Mr. Merszei is independent under the rules applicable to U.S. companies listed on the NYSE. Corporate governance remains a high priority, and we continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified leadership.

At the Meeting: (1) six of our directors, Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli and Geoffrey Merszei are proposed to be re-elected, effective immediately following the Meeting, each to hold office until the close of the next Annual General Meeting of Shareholders, unless any office is earlier vacated. All the directors that are up for re-election at the Meeting were elected at our last Annual General Meeting of shareholders; and (2) new directors, Messrs. Reem Aminoach and Lior Reitblatt, are proposed for election to our Board of Directors, to hold office until the close of our next Annual General Meeting of shareholders, unless their office is earlier vacated. Pursuant to article 86 of our Articles of Association regarding the Board of Directors'

authority, from time to time, to appoint directors to the Board in order to fill vacancies or for any other reason, to serve until the next Annual General Meeting of the Company following the appointment, the Board of Directors has appointed Mr. Aminoach as director of the Company at its meeting of March 14, 2017 and Mr. Lior Reitblatt as director of the Company at its meeting of November 7, 2017. The Audit Committee determined at its meeting of November 7, 2017 that Mr. Lior Reitblatt complies with all the qualifications of an independent director under the Israeli Companies Law. Messrs. Aminoach and Reitblatt are independent under the rules applicable to U.S. companies listed on the NYSE.

Mr. Eckhaus will complete his service as a board member on the date of our Annual General Meeting after about 3 years of serving of the company’s board.

Mr. Johanan Locker, our Chairman of the Board, was first appointed as director in the Extraordinary Shareholders Meeting held on August 29, 2016, and re-elected later on at the Annual General Meeting held on January 3, 2017.

The nominees, if re-elected or elected, as the case may be, at the Meeting, together with our two external directors (as such term is defined under the Israeli Companies Law), will constitute our entire Board of Directors. Each of the nominees has confirmed that he or she complies with all qualifications of a director under the Israeli Companies Law and thus is qualified to serve on our Board of Directors. The Board of Directors has determined that Mr. Reem Aminoach and Mr. Lior Reitblatt has "financial and accounting expertise", as defined in the regulations promulgated under the Israeli Companies Law. We believe that the election of Messrs. Aminoach and Reitblatt will enhance the professionalism and experience of our Board of Directors as well as the alignment between our Board and shareholders.

According to our Articles of Association, a majority of the members of our Board of Directors must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders' meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors). If the office of a director becomes vacant and no other director is elected and/or appointed in his or her place, the remaining directors may act in any matter as long as there are no less than seven remaining directors. If there are less than seven directors serving on the Board, they shall convene a general meeting of the shareholders of the Company as soon as possible to elect directors, and until the convening of such meeting, the remaining directors may take essential actions only. We are not aware of any reason why any of the nominees, if re-elected or elected, as the case may be, would be unable to serve as a director.

If elected, each director who is not an employee of Israel Corp. (the directors who are employees of Israel Corp. will be referred to as "IC Directors") and is not an executive of the Company or the Executive Chairman of the Board (for purposes of this proxy, the directors who are neither IC Directors nor executives nor the Executive Chairman of the Board will be collectively referred to as "Non-Executive Directors"), will be entitled to receive compensation as detailed in Item 6. 'Directors, Senior Management and Employees' – B. 'Compensation' in our 2016 20-F. The IC Directors, Avisar Paz and Sagi Kabla, do not receive additional cash compensation for their services as Company directors. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with them. For the avoidance of doubt, Mr. Aviad Kaufman is considered a Non-Executive Director. The 2015 AGM (as defined in Item 4 below), approved the assignment to Millennium of the cash compensation paid by the Company to Mr. Aviad Kaufman, from time to time(See "Principal Ordinary Shareholders" above for more information about Millennium)Our Executive Chairman of the Board, Mr. Johanan Locker, does not receive any additional compensation for his services other than the compensation approved to him by our shareholders on August 29, 2016 and on August 2, 2017.

If elected or re-elected, as the case may be, and subject to the shareholders' approval, each of our Non-Executive Directors and IC Directors will be entitled to receive equity based compensation as detailed in Section 4 below.

Furthermore, if elected or re-elected, as the case may be, each director will be entitled or will continue to be entitled to insurance, indemnification and exculpation arrangements.

A brief biography of each nominee is set forth below:

Johanan Locker. Mr. Johanan Locker serves as director since April 2016 and as Chairman of the Board since August 2016. Prior to joining our Board, Mr. Locker was the CEO of Clal Heavy Industries and Real Estate Ltd. (2014-2016). He served as chairman of the boards of several companies, including Beit Shemesh Engines, Hadera Paper, the Golf & Co. Group and Clal Sun. He was also a board member of Mashav Initiating and Development, Taavura Holdings and Jafora-Tabori. Mr. Locker served as strategic consultant of Clal Industries Ltd. (2013-2014) and as the Military Secretary to the Prime Minister of Israel (2010-2012). Mr. Locker holds the military rank Major General (reserve), held various command positions in the Israeli Air Force, among them IAF chief of staff, deputy IAF commander (2008-2010), head of Air Division (2005-2008), commander of the Hatzerim IAF Base (2001-2004) and head of the Planning Division (1997-2001). Mr. Locker held several positions in the operational headquarters of the Israeli Air Force (1994-1996) and served as a fighter squadron commander (1991-1994). He is also the Chairman of the Friends of Soroka Medical Center Association. Mr. Locker holds a BA in Economics and Business Administration (with honors) from the Bar Ilan University and an MA in Public Administration from the Kennedy School of Government at Harvard University.

Avisar Paz. Mr. Paz serves as director since April 2001. He is the CEO of Israel Corporation and was previously Israel Corporation's chief financial officer. Mr. Paz serves as director in various subsidiaries of Israel Corporation. He serves as director in Oil Refineries Ltd. Mr. Paz holds a BA in Economics and Accounting from Tel Aviv University.

Aviad Kaufman. Mr. Kaufman serves as director since March 2014. He is the chief financial officer of Quantum Pacific (UK) LLP, and chairman of the board of Israel Corporation Ltd. He is also a director of Kenon Holdings Ltd. and IC Power Ltd., each of which may be considered associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Kaufman served as chief financial officer of Quantum Pacific Advisory Limited (2008-2012). He served as director of international taxation and held various senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA in Accounting and Economics from the Hebrew University of Jerusalem (with honors), and an MBA majoring in Finance from Tel Aviv University.

Ovadia Eli. Mr. Eli serves as director since August 2011. He served as chairman of the board of the Israel Airports Authority, Shmanim Basisim Haifa Ltd. and I.C.P.I. He was a member of the boards of directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli serves as chairman of Oil Refineries Ltd. Mr. Eli holds a BA in Educational Counseling and Bible Studies from the Haifa University and is a graduate of the Lifshitz Teachers Academy, Jerusalem.

Geoffery Merszei. Mr. Merszei serves as director since February 2015. He serves as chairman of the board of ZolenzaAG, Switzerland. From 1977 to 2001 and from 2005 to 2013, Mr. Merszei served in a number of positions at The Dow Chemical Company, including as its executive vice president (2005 to 2012) and chief financial officer (2005 to 2009), during which time he also served on Dow’s board (2005 to 2009). Mr. Merszei was CEO and chairman of the board of Dow Europe, the Middle East and Africa (2009 to 2012). In 2001 Mr. Merszei left Dow to be executive vice president and chief financial officer of Alcan Inc. He returned to Dow in July 2005. Mr. Merszei has served as a lead director of the Dow Corning Corporation (2005 to 2010) and as a director of the Chemical Financial Corporation and Chemical Bank (2006 to 2010). Mr. Merszei previously served as an executive committee member of the European Chemical Industry Council (CEFIC) (2009 to 2012). Mr. Merszei holds a BA in Economics from Albion College, Michigan, U.S.A.

Sagi Kabla. Mr. Kabla serves as chief financial officer of Israel Corporation since December 2015. He serves as director in Bazan Group and previously served as senior director, business development, strategy and IR in Israel Corporation. Prior to joining Israel Corporation, Mr. Kabla held various positions at KPMG Corporate Finance. Mr. Kabla was qualified as a CPA in Israel and holds a BA in Accounting and Economics from Bar-Ilan University and an MBA (Finance) from the College of Management.

A brief biography of the nominees that are up for election under Item 3 hereto is set forth below:

Reem Aminoach. Mr. Aminoach is a certified public accountant, with a BA in accounting and economics (academic honors, Dean's honor list) and an MBA in business administration, both from Tel-Aviv University. Until recently, Mr. Aminoach served as the founding partner of Shtainmetz Aminoach & Co., Certified Public Accountants. Mr. Aminoach held the military rank of brigadier general (res.) and served as Head of Budgets at the Ministry of Defense and as financial advisor to the IDF Chief of Staff. Mr. Aminoach served a director at Ofer Bros. Ltd. and as director and chairman of the audit committee at Zim Ltd. (a member of the Israel Corporation Group). Mr. Aminoach was also a member of the Board of Governors of Hadassah Hospital.

Lior Reitblatt. Mr. Reitblatt has held various positions, including among others CEO of Super-Pharm (1994-2013), chairman of the board of Super-Pharm (2013-2015), chairman of the board of Life Style Ltd. (2010-2015) and member of the board of Office Depot Ltd. (1994-2008). Mr. Reitblatt holds a BA in accounting and economics from Tel Aviv University and an MBA from the University of California, Berkeley.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the election of each of the directors set forth above.

Item 2 – Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

RESOLVED, that Johanan Locker be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Avisar Paz be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Aviad Kaufman be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Sagi Kabla be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ovadia Eli be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Geoffery E. Merszei be re-elected to the Board of Directors of the Company, effective immediately.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

RESOLVED, that Reem Aminoach be elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Lior Reitblatt be elected as to the Board of Directors of the Company, effective immediately.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Approval of equity compensation for 2018 to certain directors and assignment of the equity compensation (or of the economic benefit thereof) of certain directors to Israel Corporation Ltd..

On December 23, 2015, the Annual General Meeting of Shareholders (the "2015 AGM") approved a ‘relative cash compensation’ for Non-Executive Directors (including external directors), who shall serve from time to time, in accordance with Section 8A of the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 5760-2000 (the “Compensation Regulations”), which consists of a fixed annual fee in the amount of NIS 365,000 (currently equivalent to approximately $104,585) and a per meeting attendance fee in an amount equal to the lowest fee payable to external directors of companies of ICL’s size pursuant to the Compensation Regulations, as adjusted from time to time currently equals NIS 2,391 (equivalent to approximately $685) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,180 (equivalent to approximately $911) per meeting for directors who meet the qualifications of expert director. As per the shareholders' approval in the extraordinary shareholders meeting that was held in February 26, 2015, we pay the same cash and equity based compensation to all of our Non-Executive Directors, whether or not they are external directors, all in accordance with the Compensation Regulations. Accordingly, any changes to the directors’ compensation made from time to time, which require shareholder approval under Israeli law, including grants of additional equity based compensation, apply and will apply to all of our Non-Executive Directors, whether or not they are external directors. In addition, we grant equity to each of our IC Directors on the same terms and conditions as our Non-Executive Directors. For more information, please see our proxy statements dated January 26, 2015, November 23, 2015 and December 1, 2016. The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. At the Meeting, we will also ask our shareholders to approve an annual equity grant award for 2018, to each of our Non-Executive Directors and to each of our IC Directors who shall serve from time to time. The fixed and per meeting fees that were approved by the shareholders in the 2015 AGM will remain unchanged.

Under the Israeli Companies Law, the compensation of directors must comply with the company's compensation policy and requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. Subject to the approval of the shareholders, on November 27, 2017 and on December 5, 2017, respectively, our Human Resources and Compensation Committee (the “Compensation Committee”) and our Board of Directors, approved the equity grant terms set forth below, which is in compliance with the terms and conditions of the Company’s Compensation Policy for Office Holders, as approved by the shareholders in the Extraordinary General Meeting held on August 29, 2016.

Equity based compensation:

The proposed equity based compensation consists of an annual grant award for 20181, in the form of restricted Ordinary Shares to each Non-Executive Director and IC Director with a value per grant of approximately NIS 310,000 (currently equivalent to approximately $88,825) (the “Restricted Shares”).

Based on the indicative closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the Board's approval of the grant, or NIS 14.29 (currently equivalent to approximately $4.09) per share, each applicable director will be entitled to 21,693 Restricted Shares. The actual amount of shares per director, however, will be determined according to the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the 2018 Annual General Meeting. The Restricted Shares will fully vest in three tranches over a period of three years, as follows: (i) 33.33% will vest on the first anniversary of the date of the Meeting; (ii) 33.33% will vest on the second anniversary of the date of the Meeting; and (iii) 33.33% will vest on the third anniversary of the date of the Meeting. If an eligible director is appointed by the Board of Directors prior to our next Annual General Meeting of Shareholders, he or she will receive a pro-rata amount of such equity based compensation on the same terms and conditions as the other serving directors, mutatis mutandis (while the amount of Restricted Shares that will be granted will be calculated based on the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of his or her appointment).

Vesting of the Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Israeli Companies Law.

Assuming the re-election or election at the Meeting, as the case may be, of the IC Directors and Non-Executive Director nominees named in this Proxy Statement, an aggregate amount of 188,079 Restricted Shares will be issued to 9 directors pursuant to this resolution, constituting approximately 0.0001% of the issued and outstanding share capital of the Company and approximately 0.0001% of the voting rights (approximately 0.0001% of the issued and outstanding share capital of the Company and approximately 0.0001% of the voting rights, on a fully diluted basis).

The Restricted Shares are governed by our Equity Compensation Plan (2014), as amended in June 2016 (the “Equity Plan”), as partially described herein. In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail.

In accordance with the Equity Plan, the Board has determined that vesting of the Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Israeli Companies Law.

The Restricted Shares granted to Israeli residents will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which, among other things, conditions the applicable tax benefits upon restricted shares being held by a trustee for

1 The General Meeting of Shareholders on January 3, 2017, approved an equity grant for 2017, allocation of 18,303 restricted shares to each of our directors (excluding the Chairman of the Board, Mr. Johanan Locker), who serve from time to time, for no consideration, in accordance with the Company’s Equity Plan (as defined below). Furthermore, as approved by the 2015 AGM and by the General Meeting of Shareholders held on January 3, 2017, directors employed by Israel Corp. and Mr. Aviad Kaufman will assign their restricted shares (or the economic benefit thereof) to Israel Corp.

two years after the date of grant. Section 102 may not be applicable to the Restricted Shares granted to non-Israeli residents. The Restricted Shares of these offerees will be deposited with the trustee without the lock-up provision referenced above.

Until vested, the Restricted Shares will not be transferable and will be held by the trustee (subject to assignment of the Restricted Shares (or of the economic benefit thereof) to Israel Corp., as specified below). Any dividends or other distribution paid in respect of unvested Restricted Shares will be held in trust by the trustee until such shares have vested. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

In accordance with the Equity Plan, the Board of Directors has determined that the holder of the Restricted Shares will not pay the par value of the Restricted Shares upon their grant and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par value, all in accordance with Section 304 of the Israeli Companies Law.

Reasons for the Proposal

We believe that by granting equity based compensation we provide direct economic alignment between our directors and shareholders. The proposed vesting schedule of the Restricted Shares is in line with our Compensation Policy for Officeholders, as approved by our shareholders on August 29, 2016, that provides for a gradual three-year vesting schedule. Furthermore, the applicable provisions of the Compensation Regulations require that all of our Non-Executive Directors receive the same compensation.

Given the three-year vesting schedule, which is longer than the vesting schedules of directors' equity grants in many other companies, we have decided not to impose a minimum share ownership requirement on our directors. We may consider imposing minimum share ownership requirements in future grants.

The Compensation Committee and Board of Directors noted in their approval that the proposed equity compensation, together with the cash compensation paid to our directors, is intended to compensate our Non-Executive Directors for their services and their contributions to our development and in order to help ensure the Company’s continued ability to attract and retain Board members of the highest professional level and reputation, domestically and internationally. In particular, the Compensation Committee and Board of Directors noted that the purpose of the proposed grant of Restricted Shares is to motivate the directors to seek to enhance long-term shareholder value by aligning their interests with those of our shareholders. They further noted that the overall compensation of the directors, including the proposed equity grant are reasonable, taking into consideration, among other things, the amount of time and effort required by our directors and their additional responsibility in light of our dual listing on the TASE and NYSE. Finally, the proposed equity based compensation, along with the overall compensation package for our Non-Executive Directors, is meant to provide the same compensation to all of our Non-Executive Directors, whether or not they are external directors. In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed compensation is in the best interest of the Company and our shareholders.

Assignment to Controlling Shareholders

We have been informed that all of our IC Directors and Mr. Aviad Kaufman (who serve as chairman of the board of directors of Israel Corp.), Avisar Paz and Sagi Kabla will assign their Restricted Shares (or the economic benefit derived therefrom) to Israel Corp.

We are asking our shareholders to approve such assignments.

Required Approval

Pursuant to the Israeli Companies Law and the Compensation Regulations, the approval of the equity compensation of our Non-Executive Directors (excluding Mr. Kaufman) requires the affirmative vote of a majority of the Ordinary Shares present, in present or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) are voted in favor thereof (abstentions and brokers’ non-vote are disregarded); or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company in which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO; (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal; and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in the equity compensation of our IC Directors and Mr. Kaufman and the assignment of their compensation (or the economic benefit derived therefrom) to Israel Corp. Accordingly, pursuant to the Israeli Companies Law, the approval of the equity compensation of our IC Directors and Mr. Kaufman and the assignment of their compensation to Israel Corp., requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers’ non-vote are disregarded); or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See discussion of personal interest above.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the equity based compensation of the Company's Non-Executive Directors who shall serve from time to time, whether or not they are external directors, other than Mr. Aviad Kaufman, all as described in Item 4 of the Proxy Statement, be, and the same hereby are, approved.

RESOLVED, that the equity based compensation of the IC Directors who are employed by

Israel Corporation Ltd. and the equity based compensation terms of Mr. Kaufman, all as described in Item 4 of the Proxy Statement, be, and the same hereby are, approved.

RESOLVED, that the assignment to Israel Corp. of the equity based compensation of the IC Directors, from time to time, who are employed by Israel Corp. and the assignment to Israel Corp. of the equity based compensation of Mr. Kaufman, who serve as chairman of the board of directors of Israel Corp. (or the assignment of the economic benefit thereof), all as described in Item 4 of the Proxy Statement, be, and the same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 – Approval of Renewal of the Management Services Agreement with Israel Corp.

On February 26, 2015, our shareholders approved the renewal of the Management Agreement for the supply of management services between us and Israel Corp., for an annual management fee of $1,000,000 plus VAT (the “Management Agreement”) effective until December 31, 2017 and its amendment so it will include a provision regarding an increase of the management fee to $3,500,000 plus VAT, in the event management services will include the services of an Executive Chairman of the Board appointed by IC. Since the term of the Management Agreement will expire on December 31, 2017, we propose to renew the agreement, effective retroactively as of January 1, 2018, for an additional term of three years, expiring on December 31, 2020. The Compensation Committee and the Board of Directors reviewed the management fees paid by companies in the "TASE 35" index and took into account the unique facts and circumstances of the Company. The other terms of the Management Agreement shall remain unchanged.

The Management Agreement was approved by the Audit and Accounting Committee and by the Board of Directors on December 4, 2017 and December 5, 2017, respectively. The following is a summary of the other principal terms of the Management Agreement:

(1)	Israel Corp. will grant the Company and its subsidiaries, throughout the term of the Management Agreement, management services in areas of their activities, which include service of certain Israel Corp. officeholders as directors in the Company, regular general advice, including professional, financial, strategic, advocacy and managerial advice (the “Management Services”). The parties to the Management Agreement may decide by mutual consent that the scope of the Management Services should be expanded to additional areas.

(2)	The Management Services will be granted to the Company and its subsidiaries by officers and/or officeholders of Israel Corp., and if necessary also by employees and/or consultants of Israel Corp., depending on the needs of the Company and the subsidiaries.

(3)	The annual management fee of $1 million plus VAT will be paid in 12 monthly installments, with the payment for each calendar month to be made in the following calendar month against the issuance of a lawful tax invoice by Israel Corp. Each payment will be made in New Israeli Shekels at the representative exchange rate of the dollar known on the date of payment. In the event management services will include the services of an Executive Chairman of the Board aapointed by IC, the annual management fee will icrease to $3,500,000 plus VAT.

(4)	During the term of the Agreement, the Company will not pay cash compensation to its directors who are employed by Israel Corp.

(5)	The Management Agreement is for a term of three (3) years, and will be in force as of January 1, 2018 and until December 31, 2020. At the end of the term of the Management Agreement, the parties to the Management Agreement may decide to extend it, subject to the approvals required under applicable law.

Required Approval

Since Israel Corp., our controlling shareholder, has a personal interest in this resolution, pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers’ non-vote are disregarded); or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See the discussion of personal interest above.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

RESOLVED, to approve the renewal of the Management Agreement with Israel Corp. as described in the Proxy Statement.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6 - Approval of the Agreement with Energean Israel Limited for the purchase of natural gas by the Company ("Energean” and the "Agreement", respectively)

Background

The Company’s facilities in Israel use large amounts of energy, and accordingly, energy constitutes a significant component of the costs involved in the production of some of the Company’s products.

In order to operate its facilities in Israel, the Company uses, among other sources, natural gas as a source of energy. The Company intends to utilize its present gas contracts and thereafter to enter into new gas contracts in order to run a new power plant which is currently under construction in Sodom. The new power plant is intended to supply electricity and steam requirements for the Company’s production facilities in Sodom. The Company is striving to become a leader in reduction of emissions, in general, and “Green House Gas” emissions, in particular. The Company’s efforts include the strategic conversion of its main production facilities to natural gas combustion, as increased use of natural gas in the Company’s facilities is expected to significantly reduce emissions of pollutants in the area surrounding them, improve the quality of the output, reduce maintenance expenses and lead to significant monetary savings due to the transition from the use of more expensive fuels.

Tamar Group2 is the Company’s main supplier of natural gas in recent years, while gas supply from the Tamar gas field provides all of the Company’s gas requirements in Israel.

As far as the Company is aware, the Tamar Group will be the sole supplier of natural gas to

2 As of the date of this Proxy Statement, Nobel Energy Mediterranean Limited, Isramco Negev 2, Delek Drilling Limited Partnership, Dor Gas Exploration Limited Partnership, Tamar Petroleum Ltd and Everest Infrastructures Limited Partnership (“Tamar Group”).

the Israeli economy, until the end of 2019 at the earliest.3 In 2015-2016, the Israeli government approved an outline for the increase of the quantity of natural gas produced at the Tamar gas field and the swift development of the Leviathan, Karish and Tanin gas fields, as well as other gas fields, subject to issuance of an exemption from restrictive trade arrangement under Section 52 of the Restrictive Trade Practices Law, 5748-1988 (in this Item 6: the “Gas Outline”). Approval of the exemption was issued on December 17, 2015. In December 2016, Energean acquired its holdings in the Karish and Tanin natural gas fields as part of the timetables provided by the Gas Outline. Development of the Karish and Tanin gas fields has yet to begin.

The Company was party to a long-term supply agreement, for purchasing gas from the Tamar Group, which expired on September 30, 2017. The Company is currently purchasing gas from Tamar pursuant to an arrangement which extends the current agreement until January 31, 2018, and the Company intends to sign a back-up agreement with Tamar at the appropriate time which will, subject to certain limitations, enable the option to continue purchasing gas from Tamar at the prices set by the Gas Outline, until the end of year 2025 (the “Back-up Agreement”). In anticipation of the expiration of the aforesaid long term supply agreement, the Company entered into negotiations with Tamar, the owners of the rights to the Leviathan gas field (“Leviathan”) and with Energean Israel Limited (“Energean”), the owners of the rights to the Karish and Tanin gas fields, for the purpose of entering into a new long term supply agreement for natural gas. As a result of these negotiations, the Company concluded that the terms that Energean was offering, when accompanied by the option of the Back-up Agreement, are the most beneficial terms and conditions.

The Term Sheet and engagement in natural gas purchase Agreements

On August 8, 2017 the Company announced its execution of a non-binding term sheet (the “Term Sheet”) with Energean, the owner of holdings in the Karish and Tanin natural gas fields, for the purchase of natural gas to be used in the operation of its power plants in Sodom and the Company’s other facilities in Israel. The negotiations with Energean were conducted by the Company concurrently and jointly with Oil Refineries Ltd. (“Bazan”)4 and OPC Energy Ltd.5 (“OPC”) (hereinafter, jointly: the “Group Companies”). The conducting of negotiations by the Group Companies was designed to benefit each of them, in order to improve the bargaining position of each vis-à-vis Energean, and in order to achieve improved terms for the purchase of natural gas for each of the Group Companies according to its particular needs and characteristic gas consumption, as well as to equally serve the independent interests of each of the Group Companies.

Each of the Group Companies entered into a separate agreement on December 6, 2017 for the purchase of natural gas by it (subject to the fulfilment of certain contingent conditions). The Company’s Agreement provides that a breach or termination of any of the agreements of the other Group Companies will not affect the Company’s Agreement and, to the Company’s knowledge, the agreements of each of the other Group Companies have similar provisions with respect to a breach of the Company’s Agreement or of the agreements of the other Group Companies.6 To the Company’s best knowledge, each of the Group Companies are acting to bring their said engagement with Energean for approval by their respective authorized organs, including their shareholders.

3 To the best knowledge of the Company, Israel's Electric Company imports natural liquid gas and under certain conditions may sell small quantities of gas from this source.

4 A public company, one of its controlling parties is Israel Corp., which its controlling shareholders are related to Kenon Holdings Ltd.

5 OPC is a public company. As was reported to the Company, OPC sees Kenon Holdings Ltd. ("Kenon") as its controlling shareholder for the purposes of the Israeli Securities Law. Kenon is a company whose shares are listed on the New York Stock Exchange (NYSE) and on the Tel Aviv Stock Exchange Ltd. To the best knowledge of OPC, 58% of Kenon's share capital is held by Ansonia Holdings Singapore BV, a private company incorporated in the Netherlands , which is held in full indirectly by a foreign discretionary trust that Mr. Idan Ofer is the beneficiary of. and approximately 11.7% of Kenon's share capital is held by XT Investments Ltd., a private company incorporated in Israel, wholly owned by XT Holdings Ltd. (mentioned above).

6 It would be noted that each of the Group Companies also engaged in a separate Term Sheet.

The Independent Committee

The Company believes that the joint negotiations held by the Group Companies and the advantages they realize as a result of the joint purchasing power, creates separately for each of the Group Companies, on the one hand, and all the Group Companies together, on the other, a clear economic interest in entering into the transaction and constitutes as a result thereof a personal interest for each of the Group Companies in entering into the Agreement. This personal interest of the Group Companies creates a personal interest for Israel Corp., and its and OPC's indirect controlling shareholder (the "Controlling Shareholders' Personal Interest"). Due to the abovementioned personal interest and based on a legal opinion the Company received, on August 2, 2017, the Board of Directors (the “Board”), appointed a special ad-hoc committee (the "Independent Committee") comprised solely of independent ‘external directors’ who are unaffiliated with the controlling shareholders. The members of the Special Committee are Mr. Yaacov Dior, who also acts as the chairman of the committee, and Dr. Miki Haran. The Company also decided, at that time, that any definitive agreement with Energean would further be subject to shareholder approval, as would ordinarily be required under the Israeli Companies Law with respect to extraordinary transactions of public companies in which its controlling shareholder has a personal interest. The Board of Directors authorized the Independent Committee, among other things, to independently examine, direct and manage, on behalf of the Company, the negotiations with respect to a possible definitive agreement, including designating the persons who will conduct the actual negotiations on behalf of the Company (the “Negotiating Team”), subject to the direction and guidance of the Committee and who will report to the Committee.

Main principles of the Agreement

Quantity of gas purchased – The annual total quantity of gas which the Company is expected to purchase within the Agreement is 0.85BCM per year during the entire expected supply period (the “Total Contractual Quantity”). The Total Contractual Quantity is designed to satisfy the total gas consumption of the Company (existing and expected as of the date hereof) during the Agreement period.7

Agreement period – The Agreement shall remain in effect until the earlier of (i) the lapse of 15 years from the date of commencement of gas supply, after conclusion of the test-run period (the “Commercial Operation Date”); or (ii) the completion of supply of the entire Contractual Quantity by Energean to the Company. In case, upon the lapse of 14 years after the Commercial Operation Date, the Company has not taken a quantity equal to 90% of the Total Contractual Quantity, each party may extend the Agreement by an additional period concluding at the earlier of (i) completion of consumption of the Total Contractual Quantity; or (ii) the lapse of 18 years after the Commercial Operation Date. Notwithstanding the aforesaid, the Company may terminate the Agreement before the end of the contractural period upon the occurrence of certain circumstances specified in the Agreement.

Consideration – The price of natural gas will be determined according to an agreed formula which is based as a whole, on a linkage to the electricity generation component and includes a minimum price. The total financial amount of the Agreement may reach USD 1.9 billion (assuming consumption of the maximal quantity under the Agreement and in accordance with the gas price formula as in effect at the date hereof), and mainly depends on changes to the electricity production tariff and the scope and rate of gas consumption. The actual financial amount could vary materially from this estimate.

7 The Company's expected gas consumption is a forward looking statement, which there is no certainty regarding its realization. The actual volume of gas consumption may be different due to increase in future production or unexpected shut down of certain facilities.

“Take or pay” mechanism – The Agreement includes a “take or pay” mechanism, wherein the Company has undertaken to pay for a minimal quantity of natural gas, even if not consumed (the “TOP Quantity”). Under certain circumstances, wherein the Company has paid for a natural gas quantity not actually consumed, or has purchased a gas quantity exceeding the TOP Quantity, the Company may, subject to certain restrictions and conditions provided for in the Agreement, accumulate such quantity for a limited period, and exercise it within the framework of the Agreement. The Agreement includes a mechanism enabling the assignment of such rights between the Group Companies in the event that they are not used until a date close to their expiry date. It should be noted that the Company has not entered into any agreement with any Group Companies regarding the exercise of such right to assign, if and to the extent it will exist, and the terms of any such agreement will be agreed prior to, if at all, the assignment of any such rights and shall be brought for approval in accordance with the prevaling law.

Undersupply – The Agreement includes provisions arranging the parties’ conduct and settling of accounts between them in case of undersupply of gas as compared to the quantity of gas nominated by the Company. This mechanism includes certain compensation to the Company which will be granted as an agreed discount in relation to the gas quantity purchased in the following months. Furthermore, the Agreement provides that in case of a declaration of a State of Emergency in the Natural Gas Industry (as defined in the Natural Gas Industry Law, 5762-2002), Energean will act in accordance with the Natural Gas Industry Regulations (Management of the Natural Gas Industry in Times of Emergency), 5777-2017 (the “Back-up Regulations”) as pertains to the supply of natural gas from an alternative supplier.

Contingent terms – The Agreement is subject to the fulfilment of conditions precedent, as follows:

(1)	Receipt of approval of the Agreement by the Israel Antitrust Authority (“IAA”). In case such approval is not obtained within six months of signing the Agreement, each party may terminate the Agreement subject to giving advance notice.

(2)	Furthermore, with respect to the Company it was determined that the receipt of approval of the General Meeting convened pursuant to this Proxy within 180 days from the date of signing the Agreement, is a condition precedent. ..

(3)	With respect to Energean, a condition precedent to the Agreement is financial closing of its project to develop the Karish and Tanin Gas Fields. Insofar as that condition precedent is not fulfiled by December 31, 2018, each of the parties may terminate the Agreement by prior notice agreed upon and provided that the condition precedent was not fulfilled during the advance notice period.

Milestones – The Agreement states that Energean expects the date of completion of development of the Karish field and the beginning of the gas flow, will occur between August 1, 2020 and November 30, 2020.8 The Agreement provides milestones for execution of the necessary actions for developing the field and until the final date for Commercial Operation as aforesaid, which, if not met, will allow termination of the Agreement. Under certain circumstances, certain compensation will be provided in the event of delay in the Commercial Operation Date.

Early termination of the Agreement – The Agreement includes circumstances in which each of the Company and/or Energean may terminate the Agreement before the end of the contractural period, including in cases of prolonged non-supply, damage to collaterals, etc.

8 It should be noted that the information regarding the expected dates stated above, including the expected date for the completion of the field, constitutes a forward-looking statement, as defined in the Israeli Securities Law, which is conditional and depends on a number of factors, including factors beyond the Company's control. In practice, delays may occur, and such information may not materialize or materialize in a manner materially different from the aforesaid, due to delays in manufacture, drilling of wells, installation of production facilities, reservoir risk.

Additional arrangements – The Agreement includes additional provisions and arrangements acceptable in natural gas purchase agreements, regarding maintenance, gas quality, limitation of liability, buyer and seller collaterals, liens and assignments, dispute resolution and operational mechanisms.

The approval process

The Independent Committee conducted a thorough review of the proposed transaction and of the Agreement in a long series of meetings. One of the Company’s other independent directors pursuant to NYSE standards was invited to attend certain meetings of the Independent Committee, in order to receive additional insight from other independent directors and to keep him informed of the process and developments.

In performing its duties, the Independent Committee designated a Negotiating Team whose members are experienced and knowledgeable in natural gas transactions in Israel to conduct the negotiations on its behalf and engaged the services of external and independent economic advisors - BDO, a major accounting and consulting firm in Israel, to assist it in evaluating the terms of the proposed transaction as well as the risks involved. The Independent Committee together with the Audit and Accounting Committee (the “Audit Committee”) further engaged their own independent legal advisor to advise them.

The Independent Committee, together with its independent economic advisors, reviewed the implications and application of the Israeli Gas Outline with respect to the proposed Agreement. The Committee received and discussed the opinion of its independent economic advisors, with respect to the economic benefit and risks of the Agreement, its terms and conditions and the available alternatives in the Israeli gas market.

The Committee also reviewed and discussed the differences between the Agreement and the corresponding agreements of Bazan and OPC as presented by the Negotiating Team, as well as the opinion of Perlman & Co. (“Perlman”), experts in economic consulting, including in the fields of natural gas, electricity and industry, who rendered an independent economic opinion at the request of all Group Companies, attached hereto as Annex A9. Perlman’s opinion compared the terms of the Agreement and the terms of the corresponding agreements of Bazan and OPC with Energean, noting: (1) that each of the Company and the Group Companies undertook to purchase different quantities of natural gas in order to satisfy the total gas consumption requirements of each of them, respectively; (2) that certain differences exist in the formulation for the linkage of the gas contract price to the production component of electricity; (3) that the “Take or pay” quantities vary as a percentage of total contractual quantities; (4) that there are minor differences in payment terms; (5) that certain differences exist in the scheduled maintenance quantity; (6) that there are specific termination clauses in each agreement, and (7) that there are differences in arbitration provisions. Perlman concluded that in their opinion the differences between the agreements are not material and are reasonable under the circumstances, taking into account the inherent differences between each of the Company and the other Group Companies and that the agreements are on market terms.

In addition, per its request, the Independent Committee received a fairness opinion, from BDO, stating that according to their analysis, performed by a leading expert in the energy industry, the terms of the Agreement, when combined with the Back-up Agreement, are reasonable despite the risks, reflect reasonable market conditions, fairly compensate the Company for the increased risk associated with purchasing gas from Energean, a new and relatively small gas producer, and therefore represent an economically viable transaction. The economic expert opinion examined the

9 The Agreement do not contain material changes in comparison to the draft agreement Perlman refer to in their opinion. The English version of Perlman's opinion is a convenience translation – the original Hebrew version of the text is the only binding version. Certain sections were blackened as their disclosure is restricted due to obligations to a third party.

terms of the proposed transaction compared to gas purchasing alternatives from the Tamar and Leviathan gas fields, in accordance with the Gas Outline and concluded that under the current Israeli gas market conditions, the Agreement constitutes the only alternative for a long-term gas agreement that enables a significant reduction in gas prices.

Following its meetings and deliberations, on December 3, 2017, the Independent Committee resolved that the transaction contemplated under the Agreement is, when accompanied by the option of the Back-up Agreement, the preferred available transaction for purchasing natural gas under the current circumstances and that, it is in the best interests of the Company to enter into the Agreement. The Independent Committee recommended that the Audit Committee and the Board approve the Agreement and the transactions contemplated thereby. On December 4, 2017 and on December 5, 2017, the Audit Committee and the Board, respectively, determined: (1) that the transaction contemplated under the Agreement and the transactions contemplated thereby, when accompanied by the Back-up Agreement, are advisable, fair and it is in the best interests of the Company to enter into the Agreement and approved the Agreement and the transactions contemplated thereby; (2) that the transaction does not constitute a "Distribution" as defined in the Israeli Companies Law. The Audit Committee also determined, according to Section 275(A1)(b) to the Israeli Companies Law, that it is reasonable and proper under the circumstances to approve the engagement in the Agreement for the Agreement period (15 years), even though it exceeds three years, as a way to ensure a long term supply and price certainty for the Company’s power plants and other facilities in Israel. The Audit Committee stated that long-term gas agreements are an accepted practice in the gas market, since gas suppliers are required to enter into complex financing transactions for the purpose of developing gas reservoirs and long-term agreements are one of the conditions required for this purpose. In view of the beneficial conditions of the Agreement, the long-term commitment benefits the Company and ensures the acquisition of gas at an attractive price during the Agreement period.

Reasons for the Proposal

The Independent Committee, the Audit Committee and the Board concluded that conducting the negotiations with Energean, an unrelated third party, jointly with the Group Companies, benefited the Company by improving its bargaining power vis-à-vis Energean, and accordingly, the Company achieved more beneficial terms for the purchase of natural gas, pursuant to its particular needs and characteristic gas consumption, than it could have obtained acting alone.

Price; Economic Benefit

The Independent Committee, the Audit Committee and the Board noted that:

The Company’s facilities in Israel use large amounts of energy, and accordingly, energy constitutes a significant component of the costs involved in some of the Company's products. In order to operate its facilities in Israel the Company uses, among other sources, natural gas as a source of energy. Accordingly, in order to ensure supply and price certainty, a long-term contract for the supply of natural gas is in the Company’s best interests.

The base price offered by Energean represents an attractive price for natural gas to be purchased by the Company in light of its purposes and uses when compared to the prices available from other sources in the Israeli gas market, and this is the lowest price currently available. The price represents a discount off the price the Company is paying under its current agreement with the Tamar Group and is lower than the price the Company was offered by the Tamar Group and Leviathan for a similar period and similar quantities of gas.

The quantities of gas the Company would be contracting to purchase pursuant to the Agreement were considered and it was concluded that given the relatively consistent and stable needs of the Company, including the expected consumption following completion of the new power plant at Sodom, these amounts and the undertakings with respect to quantities are reasonable and appropriate.

The Audit Committee was presented by management and the Negotiating Team with the Company’s conduct for exploring other alternatives in lieu of the transaction contemplated by the Agreement, including other natural gas suppliers and other energy sources, and following review and discussion thereof, the Audit Committee concluded that such alternatives had been appropriately investigated and considered prior to entering into the Term Sheet.

Pursuant to the aforementioned fairness opinion of BDO presented to the Independent Committee, the Audit Committee and the Board, in comparison to the other alternatives currently available to the Company, the transaction yields significant economic benefit, that fairly compensates for the increased risks associated with the Karish-Tanin project to the Company.

The price adjustment mechanism included in the Agreement (which is linked to the production component of electricity as published by the Israeli Electricity Authority) is fair and reasonable in the circumstances and customary in the Israeli market. In particular, they noted the impact any change in the factors which would cause an increase in the price of gas would have on the price of electricity and the correlation between energy prices and the price of potash, one of the Company’s main products.

Risks

The Independent Committee, the Audit Committee and the Board noted that:

Risks relating to the supplier - Energean is considered to be a relatively small company in terms of the worldwide energy market with little experience in deep water gas fields and with high financial dependency. Accordingly, the principal risk to the Company in entering into the proposed Agreement with Energean is that the project is ultimately unsuccessful or is canceled. Under this scenario, because the Company will not have entered into a long term supply agreement with an alternative supplier such as those supplying gas from Tamar or Leviathan, if gas prices rise in future years, the Company could potentially face a loss from 2026 onwards, in terms of net present value, when compared to entering into a long term agreement with the Tamar Group on the terms currently offered by the Tamar Group. However, this risk is mitigated to a certain extent as (a) a well-known company in its field of business has been engaged by Energean as the main contractor of the project on their behalf; and (b) Energean has reached an understanding with leading international banks to finance the development of the Karish-Tanin gas field. Consequently, the Independent Committee, the Audit Committee and the Board believe that the prospective savings far outweighs the maximal potential loss.

Changes in gas prices - Another risk is that gas prices could decrease in future years, leaving the Company with a long term commitment at above market prices. The Independent Committee, the Audit Committee and the Board considered the likelihood of a decrease in prices and the factors that could cause such decreases in accordance to the independent economic advisors opinion and concluded that this risk is mitigated by the certainty that a long term supply agreement provides.

Risks related to the Back-up Agreement - Pursuant to the Gas Outline and its interpretation by the relevant authorities, the Company has the ability to enter into the Back-up Agreement with Tamar with respect to the supply of gas until the end of 2025, although such agreement would be less advantageous to the Company as compared to a long term agreement with Tamar beyond 2025, which is currently not available to the Company. The Company’s ability to enter into such an agreement for the supply of gas from Tamar as aforesaid until 2025, would be available to the Company until the sale of Delek’s Drilling's interest in Tamar to a third party which must take place prior to 2022.

Based on the opinion of the independent economic advisors of the Committee, the Independent Committee, the Audit Committee and the Board concluded that the Agreement’s terms, when accompanied by the Back-up Agreement, are reasonable despite the foregoing risks, provide a positive prospect of economic benefit and reflect market terms and that the transactions contemplated thereby are beneficial, from an economic perspective, to the Company.

The Independent Committee, the Audit Committee and the Board further considered: (1) The Company’s ability to terminate the Agreement under certain circumstances, which are customary and reasonable given the transaction terms and concluded that these afforded the Company appropriate protection and remedies in the event that these risks materialize and take into consideration the unique circumstances of the Company;(2) the other terms of the Agreement as described above.

Based on the abovementioned, the Audit Committee and the Board of Directors concluded that the proposed transaction and the transactions contemplated thereby are advisable, fair, and in the best interests of the Company and do not constitute a "Distribution" as defined in the Israeli Companies Law.

Required Approval

Due to the Controlling Shareholders' Personal Interest as described above, pursuant to the Companies Law, the approval of the Agreement requires, in addition to the approval of the Audit Committee and the Board, the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers’ non-vote are disregarded); or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See the discussion of personal interest above.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Agreement with Energean Israel Limited for the purchase of natural gas by the Company and the transactions contemplated thereby"

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 7 – Reappointment of Somekh Chaikin, a Member of KPMG International, as our Independent Auditor

At the Meeting, pursuant to the recommendation of our Audit and Accounting Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditor until the end of our next Annual General Meeting of Shareholders.

In accordance with our Articles of Association, our Board of Directors has the authority to determine the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of

2002, our Board of Directors has delegated this authority to our Audit and Accounting Committee.

For additional information about the fees of Somekh Chaikin for 2016, please see Item 16C. 'Principal Accountant Fees and Services' in our 2016 20-F.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the Company's 2018 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 8 – Review of the 2016 Financial Statements

Our audited financial statements for the year ended December 31, 2016 are included in the 2016 Form-20F. You may read and copy any material we file with the Securities and Exchange Commission (“SEC”), including this report, free of charge, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov. These SEC reports are also available on our website at www.icl-group.com under “Investors—Reports—Financial Reports”. These reports are not a part of this Proxy Statement. At the Meeting, we will hold a discussion with respect to the financial statements.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who hold, severally or jointly, at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than December 21, 2017.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202 Israel, Attn.: Corporate Secretary, no later than December 26, 2017. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

UPDATES

If we determine that an update is required respecting an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors, Lisa Haimovitz Senior Vice President, Global General Counsel and Corporate Secretary

Dated: December 6, 2017

Annex A

Expert Opinion

Respecting

Agreements for the Purchase of Natural Gas

Between Energean Israel Limited

And Bazan, ICL and OPC

Menachem Perlman

November 2017

Perlman & Co.

A.	General
1.	We were requested by Oil Refineries Ltd.[1] (hereinafter: “Bazan”), Israel Chemicals Ltd.[2] (hereinafter: “ICL”) and O.P.C. Energy Ltd.[3] (hereinafter: “OPC”) (Bazan, ICL and OPC, jointly: the “Group Companies”) to express our opinion on the following questions in connection with the potential transactions for the purchase of natural gas between Energean Israel Limited (hereinafter: “Energean”) and the Group Companies:
1.1	Whether the economic terms of the potential transactions the market terms in transactions of this type.
1.2	Whether the economic terms of the potential transactions do not materially differ with respect to each of the Group Companies.
1.3	Insofar as material differences do exist, whether such differences reasonable under the circumstances of the case.
2.	Our opinion is based on the following documents, assuming that the final agreements will be identical to such documents in all matters pertaining to the relevant terms:
2.1	Non-final draft agreement (master version) between Energean and Bazan, ICL and OPC, dated 31 October 2017, which includes differentiation between the Group Companies in the relevant sections (hereinafter: the “Draft Agreement”), as well as clarifications and amendments we received from the Group Companies with respect thereto.[4]

1 Through VP of Trade and Integrative Planning, dated 9 November 2017.

2 Through VP of Business Development – Essential Minerals Segment, dated 9 November 2017.

3 Through VP of Trade, dated 9 November 2017.

4 We were informed that, as this is a non-final Draft Agreement, there exists a difference, in some of the sections of the Draft Agreement, between the figure specified in the Draft Agreement and the figure agreed upon. With respect to these sections, we received clarifications from Group Companies, and our Opinion refers to the figure agreed upon, as conveyed to us by the Group Companies:

1.	Quantities – the Draft Agreement did not note ICL’s gas quantity; we were informed that in the final agreement, the DCQ which ICL seeks to purchase is 83,836 MMBTU.

Furthermore, the gas quantity noted specified respecting OPC in the Draft Agreement did not conform to the quantity specified in the notes to the Draft Agreement; we were informed that in the final agreement, the DCQ which OPC seeks to purchase is 58,045 MMBTU.

2.	Agreement period – the Draft Agreement provides that, in case until the 14th anniversary of the agreement Bazan fails to purchase a gas quantity equal to 90% the TCQ, it may extend the agreement period beyond the 15th year of the agreement, until such time when it purchases an aggregate gas quantity equal to the TCQ or until the 17th anniversary of the agreement, according to the earliest. We were informed that under the final agreement Bazan may extend the agreement period beyond the 15th year of the agreement, until such time when it purchases an aggregate gas quantity equal to the TCQ or until the 18th anniversary of the agreement, according to the earliest.

3.	Terms of payment – the Draft Agreement provides that Bazan’s payment date will be the first business day of the successive month following receipt of the invoice or 20 days after the end of the successive month, according to the latest. We were informed that under the final agreement Bazan’s payment date will be the 1st of the successive month following receipt of the invoice.

Furthermore, the Draft Agreement provides that ICL’s payment date will be 20 days after the end of the successive month or after receipt of the invoice, according to the latest. We were informed that under the final agreement

2.2	The Gas Outline and Government Resolution documents, including exemption from application of the Restrictive Trade Practices Law.
2.3	Publication of natural gas price alternatives pursuant to Chapter D of Government Resolution no. 476, dated 1 October 2017.
2.4	Electricity production tariff charts issued by the Electricity Authority, dated 1 January 2017 and 9 September 2015.
3.	In addition, we were given explanations and representations from executives and employees of Bazan, ICL and OPC. Our work does not constitute assurance of the veracity of these data.
4.	We give our consent to this our Opinion being included and\or referenced to in reports issued by the Companies. We would note that we have no personal interest in the shares or activities of the Companies, and that no dependence or link, as defined in Section 240(b) of the Companies Law, 5759-1999, exists between ourselves and the Companies or interested parties thereof. We would also note that, within our engagement to prepare this Opinion, our total financial liability toward you, stemming from whatever source, was limited to an amount exceeding three times the fee paid us, excluding in case of malice on our part, in all matters pertaining to our liability relating to performing this assessment. In addition, we were granted indemnification, whereby, if we are sued to pay any amount to a third party within a legal proceeding, for a cause which may derive, directly or indirectly, from this Opinion, you shall indemnify us for reasonable expenses which we would incur for representation, legal advice, professional advice, defending against legal proceedings, negotiations, etc., and you would also indemnify us for such amount which we are ordered, in such legal proceeding to pay to a third party. No obligation to indemnify shall apply in case it is determined that we acted in malice in relation to this Opinion.
5.	In our view, the economic terms of the potential transactions are market terms in transactions of this type. Thus, the prices are lower than current market prices, the linkage to the electricity production tariff is reasonable and even required, [***REDACTED***] furthermore, the economic terms of the potential transactions do not materially differ between the Group Companies as pertains to price differences, additional quantities, take-or-pay rates, terms of payment, scopes of maintenance and location of arbitration; the differences existing between the Group Companies are reasonable under the circumstances, including to possibility given to ICL and OPC in Hadera to terminate the agreement in case of expiration of the Dead Sea Works’ concession and in case Energean will not achieve commercial operation by 31 December 2020, respectively.
6.	Following is our Opinion in full.

ICL’s payment date will be the end of the successive month or 30 days after \receipt of the invoice, according to the latest.

4.	Limitation of seller’s liability in case of early shortfall obligation - the Draft Agreement did not specify Energean’s scope of liability limitation toward Bazan and ICL in case of early shortfall obligation; we were informed that under the final agreement, the early shortfall obligation liability limitation scope is determined according to a uniform methodology with respect to each of the Group Companies.

[Signed]
______________________
Menachem Perlman[5]
Perlman & Co. Economic Consulting Ltd.

5 Details of my education and professional experience are as follows:

BA in economics, Tel Aviv University (1989); MA in economics, Tel Aviv University (1992).

28 years of experience in economic consulting, including economic consulting in the fields of natural gas, electricity and industry.

B.	Background
7.	The Group companies are public companies. Israel Corporation Ltd. (hereinafter: “Israel Corp.”) is the controlling shareholder of ICL and Bazan. Kenon Holdings Ltd., the controlling shareholder of OPC, is a company related to the controlling shareholders of Israel Corp.
8.	Over the course of July and August 2017 each of the Group Companies announced its engagement in a non-binding term sheet with Energean, the owner of holdings of the natural gas fields of Karish and Tanin (hereinafter: the “Term Sheets”). Subject to completion of negotiations between the parties and receipt of the approvals required by law, each of the Group Companies is expected to engage in a binding agreement with Energean for the purchase of natural gas required for their operations (hereinafter: the “Potential transactions”).
9.	In this Opinion we were asked to examine the following questions: (a) whether the economic terms of the potential transactions the market terms in transactions of this type; (b) whether the economic terms of the potential transactions do not materially differ with respect to each of the Group Companies; (c) insofar as material differences do exist, whether such differences reasonable under the circumstances of the case.
10.

The key economic terms in examination of long-term agreements for the purchase of natural gas in transactions such as these are the price, the linkage formula and linkage component, the quantity and the take-or-pay rate.

C.	Are the economic terms of the Potential Transactions market terms in transactions of this type
C.1	Prices of the Potential Transactions are lower than market prices
11.	The natural gas prices in the Group Companies’ Potential Transactions are determined by a formula dependent on the electricity production tariff. The electricity production tariff is determined by the Public Utilities Authority – Electricity (hereinafter: the “Electricity Authority”). It would be noted that the formula includes a “minimal prices” mechanism.
12.	As of the date of preparation of this Opinion (November 2017), the electricity production tariff is 26.40 Agorot (ILS 0.264) per kWh. This tariff was determined by the Electricity Authority in January 2017.
13.	According to the current electricity production tariff, the price of natural gas in the Potential Transactions of all Group Companies is $3.975 per MMBTU. This price is significantly lower than the current market price for natural gas.

14.	As of the time of writing this Opinion, the price of natural gas offered to power producers within the framework of the Gas Outline is $4.7 per MMBTU.[6] I.e., the gas price in the Potential Transactions of the Group Companies is 15% lower than the price offered to power producers within the framework of the Gas Outline.
15.	As of the time of writing this Opinion, as conveyed to us by the Group Companies, the natural gas price offered to consumers who are not power producers, which is linked to the Brent oil barrel price, is $5.2 per MMBTU. I.e., the gas price in the Potential Transactions of the Group Companies is 24% lower than the price offered to consumers who are not power producers within the framework of the Gas Outline.
16.	The following table specifies the natural gas prices paid by the Group Companies within their agreements with Tamar, As of the time of writing this Opinion:
Company	Natural gas price in current agreements with Tamar
Bazan	[***REDACTED***]
ICL	[***REDACTED***]
OPC	[***REDACTED***]
Source: Group Companies
17.	The above chart indicates that the price of gas in the Potential Agreements of the Group Companies is significantly lower than the prices paid by Group Companies in their current agreements with Tamar.
18.	We would note that according to information conveyed to us by Bazan, ICL and OPC, each of the Group Companies conducted separate negotiations for the purchase of natural gas from Leviathan, while the prices offered them were very similar to those provided in the Gas Outline. That is, the price of gas in the Potential Transactions of the Group Companies is also lower than the prices offered to each of the Group Companies in negotiations for the purchase of gas from Leviathan.
19.	The foregoing indicates that the prices offered to the Group Companies within the Potential Transactions, in the Draft Agreement, are significantly lower than the prices offered within the framework of the Gas Outline, from the prices paid by the Group Companies within their current agreements with Tamar, and from the prices offered to the Group Companies, separately, within their negotiations with Leviathan. We cannot predict the prices which would be determined in the future in the gas industry, but in relation to current market prices, there can be no doubt that the prices in the Potential Transactions are reasonable.

6 See: Natural Gas Authority, Publication of Natural Gas Price Alternatives pursuant to Chapter D of Government Resolution no. 476, dated 1 October 2017.

C.2	Linkage to the electricity production tariff
20.	The natural gas prices paid by Bazan and ICL within their current agreements with Tamar are only partially linked to the electricity production tariff. Thus, the price of gas paid by Bazan within its agreement with Tamar is [***REDACTED***] linked to the electricity production tariff and [***REDACTED***] linked to the price of Brent oil barrel; the price of gas paid by ICL within its agreement with Tamar is [***REDACTED***] linked to the electricity production tariff and [***REDACTED***] linked to the price of Brent oil barrel.
21.	It would be noted that, based on past data, linkage to the Brent barrel price is expected to be more volatile that linkage to the electricity production tariff. The following illustration shows the Brent barrel (CO1 Comdty) over a period of ten years, between January 2008 and October 2017:

Source: Bloomberg
22.	The following table shows, with respect to each of Group Companies, their estimations pertaining to the consumption rate of natural gas utilized for the production of electricity during the period of the Potential Transactions:
	Bazan	ICL	OPC
Rate of consumption of gas utilized for electricity production during the Potential Transactions	40%	80%	100%
Source: Group Companies

23.	As indicated in the above table, The entire gas consumption of OPC within the Potential Transactions is intended for electricity production. However, in Bazan and ICL about 40% and 80%, respectively, of the natural gas consumption within the Potential Transactions is intended, as per their estimations, for electricity production.
24.	With respect to ICL it should be noted that, although part of the electricity produced based on natural gas is intended for own use, such own use of electricity replaces the purchase of electricity from third parties. Moreover, the natural gas consumed by ICL for own use is for purposes such as drying, heating and combustion, and replaces the alternative consumption of electricity for such uses. Hence, the mechanism of linkage to the electricity production tariff is the appropriate mechanism also with respect to the price in ICL’s Potential Transaction.
25.	With respect to Bazan, it should be noted that in a similar fashion, although all of the electricity produced based on natural gas is intended for own use, such own use of electricity replaces the purchase of electricity from third parties. Moreover, the natural gas consumed by Bazan for own use is for various process purposes and for energy purposes, some of which replaces the alternative consumption of electricity for such uses. Hence, the mechanism of linkage to the electricity production tariff is the appropriate mechanism also with respect to the price in Bazan’s Potential Transaction.
26.	We would also note, above and beyond requirement, that there is not necessarily a correlation between the refining margin and oil prices, and even the contrary. Thus, for example, during periods of increasing oil prices the margins might also decrease as a result of the fact that oil product prices do not increase as rapidly as oil prices. In this context, it should also be noted that Bazan does not possess a permit to consume liquid fuels as a substitute to natural gas. This is another reason why, from Bazan’s perspective, there is no economic sense in linking the prices of natural gas to oil prices.
27.	The foregoing indicates that linkage of the price of natural gas, within the Group Companies Potentials Transactions, to the electricity production tariff is reasonable and even required.
C.3	Take-or-pay rate clause
28.	Within the Potential Transactions, the Group Companies undertook to pay for a minimum annual quantity of gas. Even in the absence of actual consumption (hereinafter: “Take-or-Pay” or “TOP”).

29.	We examined the TOP rates to which the Group Companies committed within the Potential Transactions, as compared to the TOP rates in the Group Companies’ current agreements with Tamar, as detailed in the following table:
	Bazan	ICL	OPC
Rate of TOP within Potential Transactions	80%	80%	78%
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
Source: Draft Agreement and Group Companies
30.	The above table indicates [***REDACTED***] these rates are at market terms.
D.	Do the economic terms of the Potential Transactions differ materially between Group Companies
D.1	Price comparison
31.	As aforesaid, the prices of natural gas in the Group Companies’ Potential Transactions are determined based on linkage to the electricity production tariff, which is determined by the Electricity Authority, and include a “minimal prices” mechanism.

7 Weighted average of the TOP rates of the three current agreements of OPC with Tamar, considering the DCQ quantity.

It would be noted that OPC informed us that in two of its agreements with Tamar it was given the opportunity to reduce the quantity of gas provided in the TOP clause to a quantity equal to half the average actual consumption quantity of such consumer over the three years preceding such notice (in giving a 12 months advance notice, with a predetermined timeframe and for a period of three years).

32.	The price formula in the Potential Transactions of Bazan and ICL is as follows:

With the minimum price being $3.975 per MMBTU.
33.	And the price formula in the Potential Transaction of OPC is as follows:

When PT exceeds or equal to 26.4 the minimum price will be $3.975 per MMBTU; when PT is less than 26.4 the minimum price will be $3.80 per MMBTU

34.	We examined the prices in the Potential Transactions of Bazan and ICL versus the price in OPC’s Potential Transactions.
35.	The following illustration describes the prices in the Group Companies’ Potential Transactions, while the electricity production tariff is in the range between ILS 0.15 per kWh and ILS 0.50 per kWh. The orange line indicates the prices in the Potential Transactions of Bazan and ICL; the blue line indicates the price in the Potential Transaction of OPC.

36.	The above illustration indicates that, excluding a range wherein the electricity production tariff is between 26.4 and 28 Agorot (ILS 0.264-0.28) per kWh, the prices in the Potential Transactions of Bazan and ICL are not identical to the price in OPC’s Potential Transaction, in the following manner:
36.1	In the range wherein the electricity production tariff is lower than 26.4 Agorot (ILS 0.264) per kWh, the prices in the Potential Transactions of Bazan and ICL are higher than the price in OPC’s Potential Transaction by a gap of up to $0.18 per MMBTU, constituting approx. 4.6% in relation to the price in OPC’s Potential Transaction.
36.2	In the range wherein the electricity production tariff is higher than 26.4 Agorot (ILS 0.264) per kWh but lower than 28 Agorot (ILS 0.28) per kWh, the prices in the Potential Transactions of Bazan and ICL are identical to the price in OPC’s Potential Transaction.
36.3	In the range wherein the electricity production tariff is higher than 28 Agorot (ILS 0.28) per kWh but lower than 43.47 Agorot (ILS 0.4347) per kWh, the prices in the Potential Transactions of Bazan and ICL are lower than the price in OPC’s Potential Transaction by a gap of up to $0.17 per MMBTU, constituting approx. 2.8% in relation to the price in OPC’s Potential Transaction.

36.4	In the range wherein the electricity production tariff is higher than 43.47 Agorot (ILS 0.4347) per kWh, the prices in the Potential Transactions of Bazan and ICL are lower than the price in OPC’s Potential Transaction, with the gap increasingly growing. Thus, for example, in a scenario wherein the electricity production tariff is 50 Agorot (ILS 0.50) per kWh, the prices in the Potential Transactions of Bazan and ICL will be lower by approx. $0.65 per MMBTU, constituting approx. 9.1% in relation to the price in OPC’s Potential Transaction.
37.	The following table presents the electricity production tariff, as of September 2015
Month	Electricity production tariff (Agorot per kWh)
As of September 2015 and until January 2017	26.52
As of January 2017 and until date of Opinion	26.40
Source: Electricity production tariff charts issued by the Electricity Authority
38.	Hence, according to the current electricity production tariff, the prices in the Potential Transactions of Bazan and ICL are identical to the price in OPC’s Potential Transaction. The following table presents the prices in the Potential Transactions under sensitivity scenarios of a 10% decrease or increase in the electricity production tariff:
	Electricity production tariff	Gas price in Bazan and ICL’s Potential Transactions	Gas price in OPC’s Potential Transaction	Percent gap, in relation to price in OPC’s Potential Transaction
	(Agorot per kWh)[8]	($ per MMBTU)	($ per MMBTU)	(%)
Current tariff	26.4	3.975	3.975	-
10% increase in current tariff	29.0	4.003	4.117	2.8%
10% decrease in current tariff	23.8	3.975	3.800	-4.6%
Average price of both scenarios		3.989	3.958	-0.8%

8 Figures rounded to one digit after decimal point.

40.	The above table indicates that, in the average of sensitivity scenarios of a 10% increase or decrease in the electricity production tariff, the average gas price in the Potential Transactions of Bazan and ICL is approx. $3.989 per MMBTU while the average gas price in the Potential Transaction of OPC is approx. $3.958 per MMBTU. This is an immaterial gap of $0.03 per MMBTU, which constitutes approx. 0.8% as relates to the average price of gas in OPC’s Potential Transaction.
41.	In addition, we examined the prices in the Potential Transactions of the Group Companies under other sensitivity scenarios, of a 20% increase of decrease in the electricity production tariff as compared to the current tariff. The following table presents the prices in the Potential Transactions under sensitivity scenarios of a 20% decrease or increase in the electricity production tariff:
	Electricity production tariff	Gas price in Bazan and ICL’s Potential Transactions	Gas price in OPC’s Potential Transaction	Percent gap, in relation to price in OPC’s Potential Transaction
	(Agorot per kWh)[9]	($ per MMBTU)	($ per MMBTU)	(%)
Current tariff	26.4	3.975	3.975	-
20% increase in current tariff	31.7	4.375	4.500	2.8%
20% decrease in current tariff	21.1	3.975	3.800	-4.6%
Average price of both scenarios		4.175	4.150	-0.6%
42.	The above table indicates that, in the average of sensitivity scenarios of a 20% increase or decrease in the electricity production tariff, the average gas price in the Potential Transactions of Bazan and ICL is approx. $4.175 per MMBTU while the average gas price in the Potential Transaction of OPC is approx. $4.150 per MMBTU. This is an immaterial gap of $0.025 per MMBTU, which constitutes approx. 0.6% as relates to the average price of gas in OPC’s Potential Transaction.

9 Figures rounded to one digit after decimal point.

43.	The foregoing indicates that the price gaps in the Potential Transactions of the Group Companies are immaterial.
D.2	Quantities
44.	The natural gas quantities in the Potential Transactions which the Group Companies have undertaken to purchase change between the Companies. We examined the quantities in the Potential Transactions of Bazan, ICL and OPC.
45.	The following table shows, respecting each of the Group Companies, the quantity of gas it seeks to purchase within the Potential Transactions:
	Bazan	ICL	OPC	Total Group Companies
BCM	1.15	0.85	0.6	2.60
DCQ (MMBTU)	112,688	83,836	58,045	254,569
Distribution of quantity	44%	33%	23%	100%
Source: Draft Agreement and Group Companies
46.	The above table indicates that, in total, the Group Companies seek to purchase, within the Potential Transactions, natural gas at the scope of BCM 2.6, while Bazan seeks to purchase 44% of the total quantity, ICL 33% of the total quantity, and OPC 23% of the total quantity.
47.	It would be noted that within the Potential Transactions, each of Group Companies seeks to purchase quantities of natural gas larger than those purchased by them within their current agreements, which are about to expire of from which the Group Companies mean to be released (hereinafter: the “Additional Quantity”). The following table presents, for each of the Group Companies, such Additional Quantity, as well as its portion out of the quantity sought within the Potential Transactions:
	Bazan	ICL	OPC
BCM	0.15	0.1	0.1
Portion out of the quantity sought within the Potential Transactions	13%	12%	17%
Source: Group Companies
48.

The above table indicates that, although each of the Companies agreed to an Additional Quantity at the rate of 0.1-0.15 BCM, such Additional Quantity constitutes a more significant portion as compared to the undertaking within OPC’s Potential Transaction, which seeks to purchase a smaller gas quantity. As detailed below, the Additional Quantity for OPC is required in order to ensure full supply for OPC’s plant in Hadera throughout the entire financing period.

D.3	TOP rate
49.	As indicated by the data in Chapter C.3 above, there are no significant differences in the TOP rates between the Group Companies within the Potential Transactions, [***REDACTED***].
D.4	Terms of Payment
50.

There are slight differences in the terms of payment between Group Companies. As conveyed to us by the Group Companies, OPC’s payment date will be at the end of the successive month; Bazan’s payment date will on the 1st of the month following receipt of the invoice and ICL’s payment date will be by the end of the successive month or 30 days after receipt of the invoice, according to the latest. Noting the fact that these are gaps of no more than a few days, such differences are negligible.

D.5	Scope of maintenance
51.

According to the Draft Agreement, there are slight differences in the scope of maintenance between ICL and between Bazan and OPC. Thus, according to the Draft Agreement, the scope of maintenance planned in ICL in each of the agreement years will not exceed 15 times the DCQ; while the scope of maintenance planned in Bazan and OPC in each of the agreement years will not exceed 13 times the DCQ. Noting the fact that these gaps are minor, at a scope of double the DCQ, such differences are immaterial.

D.6	Location of arbitration
52.

According to the Draft Agreement, there are differences in arbitration procedures between Bazan and ICL and between OPC. Thus, according to the Draft Agreement, arbitration between Energean and Bazan or ICL pertaining to disputes exceeding the amount of $10 million will be held in London; while arbitration between Energean and OPC pertaining to disputes exceeding the amount of $5 million will be held in London. Considering the scopes of the agreements, such differences are immaterial.

D.7	Termination of the agreement under two unique scenarios
53.	According to the Draft Agreement, ICL is given the option to terminate the agreement in case of expiration of the concession granted to Dead Sea Works under the Dead Sea Concession Law, 5721-1961.
54.

In addition, according to the Draft Agreement, OPC is given the option to terminate the portion of the agreement that relates to its Hadera power plant in case Energean fails reaching commercial operation by the last date on which the Hadera plant is permitted to give notice of reducing quantities in its agreement with Tamar.

E.	Are the Differences Reasonable under the circumstances of the case
E.1	Differences in the price formula
55.	The data presented above indicates that the price differences in the Potential Transactions of the Group Companies are immaterial.
56.	As conveyed to us by OPC, the difference in the price formula between the Potential Transactions of Bazan and ICL and between OPC’s Potential Transaction derives from OPC’s need to hedge the risk in case of a decrease in electricity tariffs. Unlike Bazan and ICL, OPC’s revenues are directly linked to electricity tariffs in Israel, and therefore an increase in electricity tariffs will positively affect it. However, a decrease in electricity tariffs constitutes an operating risk, and thus a mechanism was chosen for OPC which hedges the risk in case of a decrease in electricity tariffs, at the expense of higher revenues in case of an increase in electricity tariffs.
57.	This is a reasonable economic consideration, which may certainly be accepted when noting that the price differences are immaterial.
E.2	Differences in the Additional Quantity
58.	The data presented above indicates that, although each of the Companies committed to an Additional Quantity at the rate of 0.1-0.15 BCM, there are differences in the portion of such Additional Quantity out of the total quantity between the Companies.
59.	The differences in Additional Quantity between Bazan and ICL are miniscule. OPC’s portion is higher, and stems from the fact that the Additional Quantity is necessary in order to ensure full supply to OPC’s plant in Hadera throughout the entire financing period, in lieu of Hadera’s second gas agreement with Tamar. At OPC’s estimation, This quantity is required for gas supply throughout the entire financing period (as previously required by the financers of Hadera).

60.

Considering the fact that this is an Additional Quantity rate of approx. 4-5 percentage points beyond the rate of ICL and Bazan’s Additional Quantity, and the fact that tie agreement does not include any restrictions on secondary sale of natural gas, this difference is reasonable and is immaterial under the circumstances of the case.

E.3	Differences in the TOP rate
61.	As indicated by the above data, there are no significant differences in TOP rates between the Group Companies in the Potential Transactions, [***REDACTED***]
62.

It should be noted that the rate set forth in the agreement with OPC is 2 percentage points lower than the rate in the agreements with Bazan and ICL. This fact in itself makes the slight difference in the TOP rate reasonable and immaterial under the circumstances of the case.

E.4	Terms of payment
63.	The foregoing indicates that there are slight differences in payment terms between the Group Companies.
64.

The difference between OPC’s payment date and Bazan’s payment date is one day. The difference between the payment dates of OPC and Bazan and between ICL’s payment date depends on the date on which receives the invoice from Energean. We were informed by ICL that currently the date of receiving the invoice from Tamar is the 2nd of the month. Hence, ICL’s payment date will be the 1st or 2nd of the month following receipt of the invoice, which means a gap of no more than a few days.

E.5	Scope of maintenance
65.	The aforesaid indicates that there are slight and immaterial differences in the scope of maintenance between ICL and between Bazan and OPC.
66.

As conveyed to us by the Group Companies, the scope of maintenance provided in the Draft Agreement with respect to each of the Group Companies reflects its individual needs, in accordance with its expectations pertaining to the required scope of maintenance. Noting the fact that this is a minor difference between ICL and between Bazan and OPC, at the rate of double the DCQ, these are minor differences which are immaterial.

E.6	Location of arbitration
67.	The aforesaid indicates that there are differences in arbitration procedures between Bazan and ICL and between OPC. Thus, according to the Draft Agreement, arbitration between Energean and Bazan or ICL pertaining to disputes exceeding the amount of $10 million will be held in London; while arbitration between Energean and OPC pertaining to disputes exceeding the amount of $5 million will be held in London.
68.

It would be noted that, on the one hand, the additional cost of holding the arbitration proceeding in London is estimated at several million dollars; on the other hands, there is an advantage in terms of professionalism in holding arbitration proceedings in London. As aforesaid, considering the scope of the agreement, such differences are immaterial.

E.7	Termination of the agreement under two unique scenarios
69.	As aforesaid, according to the Draft Agreement, ICL is given the option to terminate the agreement in case of expiration of the concession granted to Dead Sea Works under the Dead Sea Concession Law, 5721-1961. It would be noted that this scenario is a sort of force majeure, beyond the Company’s control, and its implications on the scope of ICL’s gas consumption is cardinal. Considering this fact, this clause is reasonable and even inevitable under the circumstances of the case.
70.	In addition, according to the Draft Agreement, OPC is given the option to terminate the portion of the agreement that relates to its Hadera power plant in case Energean fails reaching commercial operation by the last date on which the Hadera plant is permitted to give notice of reducing quantities in its agreement with Tamar. As conveyed to us by OPC, the last date on which the Hadera plant is permitted to give notice of reducing quantities in its agreement with Tamar is 31 December 2020.[10]
71.	It would be noted that, according to the Draft Agreement, the Group Companies right is to give notice of termination of the agreement in the commercial operation of the gas field is delayed beyond 30 September 2021 (or after 30 June 2022, in case of force majeure).[11]

10 We were informed by OPC, that it is a commercial decision by Hadera, whether to give notice of reducing quantities in case Energean fails reaching commercial operation by the end of 2020.

11 It would be noted that termination of the agreement will come into force after the lapse of 60 days of giving notice to such effect, unless during such period Energean reaches commercial operation of the gas field, in which case the termination notice is revoked.

72.	[***REDACTED***]
73.

That is, as of the time of signing the agreement, OPC’s ability, with respect to the portion of the agreement relating to the Hadera power plant, to cope with a delay in the commercial operation of the gas field is limited as compared to the same ability of Bazan, ICL and OPC with respect to the portion of the agreement relating the Rotem power plant. Considering this fact, this clause is reasonable under the circumstances of the case.

E.8	Uniform price for the Group Companies
74.	As aforesaid, under the current electricity production tariff, the price of gas is identical for all Companies, with the linkage formula causing OPC’s prices to become slightly higher in case the electricity production tariff increases, and slightly lower in case the electricity production tariff decreases. That is, the prices set are virtually uniform, despite the quantity differences between the Group Companies. Under circumstances wherein the reduced price is for a quantity achieved through joint negotiations and in relation to all quantities, it is reasonable that the price is uniform, as reaching the quantity on which such benefit was achieved depends on the participation of all three Companies; each of the Companies on its own is not large enough to achieve such terms or more favorable terms.
75.	It would be noted, as aforesaid, that Bazan’s price is similar to the prices of ICL and OPC, and is similarly linked in its entirety to the electricity production tariff. Linkage to the electricity production tariff was not offered to Bazan in any of the competing offers, and for Bazan this represents an improvement which is in part due to the relatively large portion of Bazan’s purchase as compared to the other Companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: December 6, 2017